Exhibit 99.3

HUDBAY

HudBay Minerals Inc.
("Hudbay")

FORM OF PROXY ("PROXY")

Annual and Special Meeting
Thursday, May 8, 2014 at 10:00 a.m. (EST)
St. Andrew's Club & Conference Centre,
150 King Street W., 27th floor,
Toronto, ON
("Meeting")

RECORD DATE: March 31, 2014
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY: 10:00 a.m. (EST) on Tuesday, May 6, 2014

VOTING METHODS	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TMX EQUITY TRANSFER SERVICES 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **G. Wesley Voorheis, Chairman of Hudbay, whom failing David Garofalo, President and Chief Executive Officer of Hudbay** ("Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) thereof in accordance with voting instructions, if any, provided below.

*** SEE VOTING GUIDELINES ON REVERSE ***

RESOLUTIONS - MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Number of Directors	**FOR**	AGAINST
Amend the articles of Hudbay to increase the minimum number of directors to six and the maximum number of directors to thirteen.	☐	☐

2. Election of Directors	**FOR**	WITHHOLD
a) David Garofalo	☐	☐
b) Igor A. Gonzales	☐	☐
c) Tom A. Goodman	☐	☐
d) Alan R. Hibben	☐	☐
e) W. Warren Holmes	☐	☐
f) Sarah B. Kavanagh	☐	☐
g) John L. Knowles	☐	☐
h) Alan J. Lenczner	☐	☐
i) Kenneth G. Stowe	☐	☐
j) G. Wesley Voorheis	☐	☐

3. Appointment of Auditors	**FOR**	WITHHOLD
Appointment of Deloitte LLP as Auditors of Hudbay for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED.**

PLEASE PRINT NAME

Signature of Registered owner(s) *Date (MM/DD/YYYY)*

Proxy Voting - Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF HUDBAY. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person other than Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a security holder of Hudbay. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the security holders of Hudbay. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TMX Equity Transfer Services before the Filing Deadline for Proxies, noted overleaf or in the case of any adjournment of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the Investor inSite TMX Equity Transfer Services offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. To register, please visit www.tmxequitytransferservices.com/investorinsite Register Online Now Call us toll free at 1-866-393-4891 with any questions. TMXEquityTransferServices.com VANCOUVER CALGARY TORONTO MONTRÉAL signatory’s power to sign the proxy. and complete the registration form.